

Mail Stop 7010   September 8, 2008

Learned J. Hand, President
New Millennium Products
300 Market Street, Suite 130-13
Chapel Hill, North Carolina 27516

> **RE: New Millennium Products**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **File No. 333-152768**
> **Filed: August 28, 2008**

Dear Mr. Hand:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. When you amend your filing, please ensure that you file a marked copy of the filing, as well as a clean copy. This is required by Rule 472(a) of Regulation C. Please also see Rule 310 of Regulation S-T.

Additional Information

2. The first reference to the Commission in this paragraph continues to include the former address. Please revise to include the new address at 100 F Street NE.

Plan of Operation

3. Please elaborate on the nature of your agreement or understanding with Mr. Hand regarding the provision of a $300,000 loan to the company. Your current disclosure merely states that he has indicated that he is financially able to loan up to this amount. If he is not committed to loan this amount, please make this clear

in the filing. If you have an written agreement with him, please include it as an exhibit to the registration statement.

Principal Shareholders

4. It remains unclear to what footnote (2) refers, as there is no footnote reference contained in the principal shareholder table. In addition, there appears to by a typographical error in footnote (1) that prevents the footnote from being readable. Please revise.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact the undersigned at (202) 551-3765 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Jehu Hand, Esq. *(by facsimile: 949-489-0034)*